SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-1A
REGISTRATION STATEMENT (NO. 33-4424)
UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 49	[X]
and
REGISTRATION STATEMENT (NO. 811-4627) UNDER THE INVESTMENT COMPANY ACT
OF 1940
Amendment No. 52	[X]

VANGUARD CONVERTIBLE
SECURITIES FUND
(Exact Name of Registrant as Specified in Declaration of Trust)

P.O. Box 2600, Valley Forge, PA 19482
(Address of Principal Executive Office)

Registrant’s Telephone Number (610) 669-1000

Heidi Stam, Esquire
P.O. Box 876
Valley Forge, PA 19482

It is proposed that this filing will become effective immediately upon filing pursuant to
Rule 462(d)
Explanatory Note
This Post-Effective Amendment consists of the following:
1. Facing Sheet of the Registration Statement
2. Part C to the Registration Statement (including signature page)
3. Exhibit (d) to Item 28 to the Registration Statement
This Post-Effective Amendment is being filed solely to file an Advisory Agreement as
Exhibit (d) to Item 28 to this Registration Statement on Form N-1A (the “Registration
Statement).
Part A and B of Post-Effective Amendment No. 47 to the Registration Statement filed on
March 27, 2012, pursuant to Rule 485(b) under Securities Act of 1933, as amended (the
“1933 Act”), as amended or supplemented to date pursuant to Rule 497 under the 1933
Act, are incorporated by reference herein.

PART C

VANGUARD CONVERTIBLE SECURITIES FUND

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust, filed on March 18, 2009, Post-Effective Amendment No. 41, is hereby incorporated by reference.
(b)	By-Laws, filed on January 14, 2011, Post-Effective Amendment No. 44, is hereby incorporated by reference.
(c)	Instruments Defining Rights of Security Holders, reference is made to Articles III and V of the Registrant’s Amended and Restated Agreement and Declaration of Trust, refer to Exhibit (a) above.
(d)	Investment Advisory Contracts, for Oaktree Capital Management, L.P., is filed herewith.
(e)	Underwriting Contracts, not applicable.
(f)	Bonus or Profit Sharing Contracts, reference is made to the section entitled “Management of the Fund” in Part B of this Registration Statement.
(g)	Custodian Agreements, for State Street Bank and Trust Company, filed on January 14, 2011, Post-Effective Amendment No. 44, is hereby incorporated by reference.
(h)	Other Material Contracts, Fifth Amended and Restated Funds’ Service Agreement, filed on March 27, 2012, Post-Effective Amendment No. 47, is hereby incorporated by reference.
(i)	Legal Opinion, not applicable.
(j)	Other Opinions, Consent of Independent Registered Public Accounting Firm, filed on March 27, 2012, Post-Effective Amendment No. 47, is hereby incorporated by reference.
(k)	Omitted Financial Statements, not applicable.
(l)	Initial Capital Agreements, not applicable.
(m)	Rule 12b-1 Plan, not applicable.
(n)	Rule 18f-3 Plan, is filed herewith.
(o)	Reserved.
(p)	Codes of Ethics, for Oaktree Capital Management, L.P., filed on August 15, 2007, Post- Effective Amendment No. 38; and for The Vanguard Group, Inc., filed on January 19, 2010, Post-Effective Amendment No. 42, are hereby incorporated by reference.

Item 29. Persons Controlled by or under Common Control with Registrant

Registrant is not controlled by or under common control with any person.

Item 30. Indemnification

The Registrant’s organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacities. Article VII, Section 2 of the Amended and Restated Agreement and Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every Trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. Article VI of the By-Laws generally provides that the Registrant shall indemnify its Trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office with the Registrant.

Item 31. Business and Other Connections of Investment Adviser

Oaktree Capital Management, L.P. (Oaktree), is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and partners of Oaktree, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Form ADV filed by Oaktree pursuant to the Advisers Act (SEC File No. 801–48923).

Item 32. Principal Underwriters

(a) Vanguard Marketing Corporation, a wholly owned subsidiary of The Vanguard Group, Inc., is the principal underwriter of each fund within the Vanguard group of investment companies, a family of investment companies with more than 170 mutual funds.

(b)	The principal business address of each named director and officer of Vanguard Marketing Corporation is
100	Vanguard Boulevard, Malvern, PA 19355.

Name	Positions and Office with Underwriter	Positions and Office with Funds
Mortimer J. Buckley	Director and Senior Vice President	None
Martha G. King	Director and Senior Vice President	None
Chris D. McIsaac	Director and Senior Vice President	None
F. William McNabb III	Chairman	Chairman and Chief Executive Officer
Michael S. Miller	Director and Managing Director	None
Glenn W. Reed	Director	None
George U. Sauter	Director and Senior Vice President	None
Heidi Stam	Director and Senior Vice President	Secretary
Richard D. Carpenter	Treasurer	None
David L. Cermak	Principal	None
Joseph Colaizzo	Financial and Operations Principal	None
Salvatore L. Pantalone	Financial and Operations Principal and Assistant	None
Treasurer
Michael L. Kimmel	Secretary	None
John C. Heywood	Principal	None
Jack T. Wagner	Assistant Treasurer	None
Jennifer M. Halliday	Assistant Treasurer	None
Caroline Crosby	Assistant Secretary	None
Joseph F. Miele	Registered Municipal Securities Principal	None
Jane K. Myer	Principal	None
Pauline C. Scalvino	Chief Compliance Officer	Chief Compliance Officer
Paul Atkins	Assistant Treasurer	None
Timothy P. Holmes	Principal	None
Colin M. Kelton	Principal	None

(c)	Not Applicable.

Item 33. Location of Accounts and Records

The books, accounts, and other documents required to be maintained by Section 31 (a) of the Investment Company Act and the rules promulgated thereunder will be maintained at the offices of Registrant; Registrant’s Transfer Agent, The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, PA 19355; and the Registrant’s Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111.

Item 34. Management Services

Other than as set forth in the section entitled “Management of the Fund” in Part B of this Registration Statement, the Registrant is not a party to any management-related service contract.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 5th day of June, 2012.

VANGUARD CONVERTIBLE SECURITIES FUND

BY:_____/s/ F. William McNabb III ______

F. William McNabb III*
Chairman and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/S/ F. WILLIAM MCNABB III*	Chairman and Chief Executive	June 5, 2012
Officer
F. William McNabb
/S/ EMERSON U. FULLWOOD*	Trustee	June 5, 2012
Emerson U. Fullwood
/S/ RAJIV L. GUPTA*	Trustee	June 5, 2012
Rajiv L. Gupta
/S/ AMY GUTMANN*	Trustee	June 5, 2012
Amy Gutmann
/S/ JOANN HEFFERNAN HEISEN*	Trustee	June 5, 2012
JoAnn Heffernan Heisen
/S/ F. JOSEPH LOUGHREY*	Trustee	June 5, 2012
F. Joseph Loughrey
/S/ MARK LOUGHRIDGE*	Trustee	June 5, 2012
Mark Loughridge
/S/ SCOTT C. MALPASS*	Trustee	June 5, 2012
Scott C. Malpass
/S/ ANDRÉ F. PEROLD*	Trustee	June 5, 2012
André F. Perold
/S/ ALFRED M. RANKIN, JR.*	Trustee	June 5, 2012
Alfred M. Rankin, Jr.
/S/ PETER F. VOLANAKIS*	Trustee	June 5, 2012
Peter F. Volanakis
/S/ THOMAS J. HIGGINS*	Chief Financial Officer	June 5, 2012
Thomas J. Higgins

*By: /s/ Heidi Stam

Heidi Stam, pursuant to a Power of Attorney filed on March 27, 2012, see File Number 2-11444, Incorporated by Reference.

EXHIBIT INDEX

Investment Advisory Contract, Oaktree Capital Management, L.P.	Ex-99.D
Rule 18f-3 Plan	Ex-99.N